July 26, 2018

VIA EDGAR

Terence O’Brien

Accounting Branch Chief

Office of Manufacturing and Construction

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Mail Stop 4631

Re:  Stericycle Inc.

Form 10-Q for the period ended March 31, 2018

Filed May 3, 2018

Form 8-K dated May 3, 2018

Filed May 3, 2018

Response Dated May 31, 2018

File No. 1-37556

Dear Mr. O’Brien:

I write in response to your letter of June 27, 2018. For the Staff’s convenience, we have repeated each of the Staff’s comments before our response to the comment.

Form 10-Q for the period ended March 31, 2018

1.

We note your response to comment 3 from our letter dated May 2, 2018. SAB Topic 5:P.4 notes that the discussion regarding the expected cost savings resulting from plans should clearly identify the income statement line items to be impacted including whether the costs savings are expected to be offset by anticipated increases in other expenses or reduced revenues. Your expanded disclosures regarding the Business Transformation plan appear to only address the expected benefit to Adjusted EBITDA. In this regard, please further expand your discussion to provide additional clarity regarding the specific income statement line items that are expected to be impacted

Response

We will  identify the specific income statement line items that are expected to be impacted by our Business Transformation plan during 2018 in our Second Quarter 2018 Form 10-Q. Further we will continue to update these disclosures for future years as our Business Transformation plan continues to evolve.

SRCL - 2018

Form 8-K filed on May 3, 2018

2.

On page 3 you provide outlook guidance for free cash flow, which is a non-GAAP financial measure, in addition to outlook guidance for net cash from operating activities and capital expenditures. It does not appear that you calculate free cash flow as is typically calculated as net cash from operating activities less capital expenditures. In this regard, please reconcile this measure to the nearest GAAP financial measure pursuant to Item 10(e)(1)(i)(B) of Regulation S-K as well as revise the title of this non-GAAP financial measure. See Question 102.07 of the Non-GAAP Compliance and Disclosure Interpretations.

Response

The Company’s free cash flow guidance is provided as a range and is calculated as net cash from operating activities less capital expenditures, based on the high and low end of the range for each of these measures.

We will provide, in our Second Quarter 2018 Earnings release, the following additional reconciliation, updated for the second quarter and year to date amounts,  (in millions):

Net Cash from Operating Activities - low end of range	$ 510
Capital Expenditures - high end of range	180
Free Cash Flow - low end of range	$ 330

Net Cash from Operating Activities - high end of range	$ 560
Capital Expenditures - low end of range	160
Free Cash Flow - high end of range	$ 400

We thank the Commission for its attention to this matter and its consideration of this response.  If there is any additional information that we can provide to assist the Staff in its review, please let us know.

Respectfully,

/s/ Daniel V. Ginnetti

Daniel V. Ginnetti

Executive Vice President

and Chief Financial Officer

SRCL - 2018